Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

December 28, 2012

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)

Global Fixed Income Series Class S and I

(File Nos. 2-92633 and 811-04087)

Dear Sir or Madam:

This letter serves to provide our responses to the SEC staff’s comments received via a telephone call on December 6, 2012 relating to the Fund’s Post-Effective Amendment (“PEA”) No. 117 on Form N-1A, filed with the SEC on October 23, 2012. PEA No. 117 was filed for the purpose of introducing a new class of shares, Class S, to the Global Fixed Income Series.

1.	Comment: Please delete “(formerly known as Global Fixed Income Series with no class designation)” on the cover of the prospectus.

Response: Accepted. This language has been deleted.

2.	Comment: The Series’ investment goal refers to long-term total return. Please define total return here or in the principal investment strategies section.

Response: We have added disclosure to the “Principal Investment Strategies” section that defines total return as a combination of income and capital appreciation.

3.	Comment: Ensure that the Expense Limitation Agreement that will apply to the Series is filed as an exhibit to the 485(b) filing.

Response: Accepted. The Expense Limitation Agreement is included in the 485(b) filing.

4.	Comment: In the disclosure for the expense example, please remove the phrase “(taking into account the Advisor’s contractual expense limitation for the first year only)” as well as the following sentence that states that the Series was not active during the prior fiscal year. In addition, please delete the word “After” in the headings in the table.

Response: Because we believe the parenthetical phrase is important to aid investors’ understanding of the Series’ example, we have kept that language. As requested, we have removed the sentence that the Series was not active during the prior fiscal year and have revised the table headings.

5.	Comment: Please state supplementally whether the Series has been active since it was redeemed in full in 2003. Please also state supplementally whether the Series has filed financial statements since it was redeemed in 2003.

Response: The Series was reactivated on October 1, 2012 with an investment of seed money. The Series has not filed financial statements since it was redeemed in 2003.

6.	Comment: The lowest quarterly return in the section titled “Summary of Past Performance” should be for a quarter during the period reflected in the bar chart.

Response: Accepted. This information has been revised.

7.	Comment: In the “Portfolio Managers” summary section, consider limiting the disclosure to the five persons with the most significant responsibility for the day-to-day management of the Series’ portfolio.

Response: A team of investment professionals and analysts employed by the Series’ investment advisor makes all of the Series’ investment decisions. No one specific member (or any particular group of members) of the portfolio management team is primarily responsible for the Series’ portfolio, nor are there five portfolio managers on the team with the most significant responsibility for the day-to-day management of the Series’ portfolio. In response to prior SEC comments with respect to this disclosure, we added language to the portfolio manager information in the Series’ summary section intended to clarify the responsibilities of the members of the Series’ portfolio management team.

8.	Comment: Please delete the second paragraph in the sub-section of the Summary section titled “Purchase and Sale of Series Shares”. This disclosure is more appropriate outside of the Summary section.

Response: Declined. Because this Series may be used within the Advisor’s separately-managed accounts, and because much of the information in the previous paragraph does not apply to those accounts, we feel that this disclosure is important and should remain in the Summary section.

9.	Comment: In the sub-section titled “Currency hedging” in the section titled “More Information About the Series’ Principal Investments”, derivates are mentioned. How will these derivatives be valued for purposes of the Series’ 80% policy?

Response: Generally, the Series uses market value to price forward foreign currency exchange contracts. However, please note that forward foreign currency exchange contracts are not included in the Series’ 80% policy.

10.	Comment: ETFs are discussed in the sections titled “More Information About the Series’ Principal Investments” and “More Information About the Series’ Principal Risks”. Please consider whether disclosure should be added to the sub-sections of the Summary section titled “Principal Investment Strategies” and “Principal Risks of Investing in the Series”.

Response: Accepted. We have added disclosure to the sub-sections of the Summary section titled “Principal Investment Strategies” and “Principal Risks of Investing in the Series”.

11.	Comment: Because the financials that are incorporated by reference into the Statement of Additional Information are more than 245 days old, please update them.

Response: Declined. The 485(a) filing was specific to the Global Fixed Income Series of the Fund, as indicated by the series and class identifiers on the filing, which were for that Series only. Similarly, the Rule 485(b) filing will only relate to the Global Fixed Income Series of the Fund, as indicated by the series and class identifiers on the filing.

12.	Comment: In the “Investment Goals” section of the SAI, please add that the 80% test for each applicable Series is based on 80% of net assets and borrowings for investment purposes.

Response: Accepted. Although the Series do not intend to borrow for investment purposes, we have added this language to this section.

13.	Comment: Please confirm that the information provided in the SAI on the Directors and Officers is current.

Response: The information provided in the SAI on the Directors and Officers was current at the time of the 485(a) filing and will be updated as needed for the 485(b) filing.

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Jodi L. Hedberg
Jodi L. Hedberg
Corporate Secretary

cc:	Ed Bartz, Securities and Exchange Commission

Timothy Levin, Morgan, Lewis & Bockius LLP

Richard Yates, Manning & Napier Advisors, LLC